FORM 11-K
(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                          OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 0-15386

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Cerner Corporation Foundations Retirement Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Cerner Corporation
       2800 Rockcreek Parkway, Suite 601
       Kansas City, Missouri  64117

       Financial Statements of the Cerner Corporation
       Associate 401K Retirement Plan and Trust.

       Independent Auditors' Report

       Statement of Net Assets Available for Participants -
       December 31, 1994 and December 31, 1993

       Statement of Changes in Net Assets Available for Participants - Years Ended December 31, 1994 and December 31, 1993

       Notes to Financial Statements

            The following financial statement, schedules and independent auditors' report on financial statement schedules of the Cerner Corporation Associate 401K Retirement Plan and Trust for the two-year period ended December 31, 1994:

            Schedule I  - Schedule of Assets Held for Investment Purposes
            Schedule II - Schedule of Reportable Transactions

       Consent of Independent Auditors

              CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

                    Financial Statements and Schedules

                        December 31, 1994 and 1993

               (With Independent Auditors' Report Thereon)

KPMG Peat Marwick LLP
1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO  64199


                    INDEPENDENT AUDITORS' REPORT
                    ----------------------------

The Board of Directors
Cerner Corporation:

We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1994 and 1993 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participants and the statements of changes in net assets available for participants is presented for purposes of additional analysis rather than to present the net assets available for participants and changes in net assets available for participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/KPMG Peat Marwick LLP

May 26, 1995

                            CERNER CORPORATION
                        FOUNDATIONS RETIREMENT PLAN

            Statement of Net Assets Available for Participants

                             December 31, 1994

                                   Fund A      Fund B      Fund C      Fund D      Fund E      Fund F     Loans     Total
                                   ------      ------      ------      ------      ------      ------     -----     -----
Investments at fair value:
  Common stock of Cerner
    Corporation, 465,328
    shares (cost $5,386,712)   $ 20,537,010       -           -           -           -           -          -    20,537,010
  Twentieth Century Ultra
    Investors, 61,004.17
    shares (cost $1,225,295)          -       1,217,033       -           -           -           -          -     1,217,033
  Twentieth Century Growth
    Investors, 51,003.23
    shares (cost $1,122,353)          -           -        955,800        -           -           -          -       955,800
  Twentieth Century Select
    Investors, 17,791.46
    shares (cost $683,551)            -           -           -        588,897        -           -          -       588,897
  Twentieth Century Balanced
    Investors, 29,646.96
    shares (cost $463,210)            -           -           -           -        452,709        -          -       452,709
  Capital Preservation Trust,
    at cost which approximates
    fair value                        -           -           -           -           -        791,660       -       791,660
  Loans to participants,
    at cost which approximates
    fair value                        -           -           -           -           -           -       112,486    112,486
                                 ----------   ---------    -------     -------     -------     -------    ------- ----------
            Total investments    20,537,010   1,217,033    955,800     588,897     452,709     791,660    112,486 24,655,595

Cash                                 44,138       -           -           -           -           -          -        44,138
Contributions receivable:
    Associates                       50,416      24,062     17,187      10,312       6,875       5,729        930    115,511
    Employer                         22,557       -           -           -           -           -          -        22,557
                                 ----------   ---------    -------     -------     -------     -------    ------- ----------
     Net assets available
     for participants         $  20,654,121   1,241,095    972,987     599,209     459,584     797,389    113,416 24,837,801
                                 ----------   ---------    -------     -------     -------     -------    ------- ----------
                                 ----------   ---------    -------     -------     -------     -------    ------- ----------

See accompanying notes to financial statements.


                          CERNER CORPORATION
                      FOUNDATIONS RETIREMENT PLAN

           Statement of Net Assets Available for Participants

                           December 31, 1993

                                   Fund A      Fund B      Fund C      Fund D      Fund E      Fund F     Loans     Total
                                   ------      ------      ------      ------      ------      ------     -----     -----
Investments at fair value:
  Common stock of Cerner
    Corporation, 433,186
    shares (cost $3,362,698)  $ 18,843,591       -           -           -           -           -         -     18,843,591
  Twentieth Century Ultra
    Investors, 29,593.79
    shares (cost $583,151)           -        633,011        -           -           -           -         -        633,011
  Twentieth Century Growth
    Investors, 25,931.86
    shares (cost $604,383)           -           -        580,874        -           -           -         -        580,874
  Twentieth Century Select
    Investors, 11,005.18
    shares (cost $457,279)           -           -           -        434,264        -           -         -        434,264
  Twentieth Century Balanced
    Investors, 15,501.62
    shares (cost $241,454)           -           -           -           -        248,026        -         -        248,026
  Capital Preservation Trust,
    at cost which approximates
    fair value                       -           -           -           -           -        294,287      -        294,287
  Loans to participants,
    at cost which approximates
    fair value                       -           -           -           -           -           -       94,183      94,183
                                ----------    -------     -------     -------     -------     -------    ------  ----------
          Total investments   $ 18,843,591    633,011     580,874     434,264     248,026     294,287    94,183  21,128,236

Cash                                74,529        865        -           -           -           -         -         75,394
Contributions receivable:
    Associates                      41,381     18,391      13,794       9,196       4,598       4,598      -         91,958
    Employer                        18,300       -           -           -           -           -         -         18,300
                                ----------    -------     -------     -------     -------     -------    ------  ----------
       Net assets available
       for participants       $ 18,977,801    652,267     594,668     443,460     252,624     298,885    94,183  21,313,888
                                ----------    -------     -------     -------     -------     -------    ------  ----------
                                ----------    -------     -------     -------     -------     -------    ------  ----------

See accompanying notes to financial statements.



                                  CERNER CORPORATION
                            FOUNDATIONS RETIREMENT PLAN

            Statement of Changes in Net Assets Available for Participants

                           Year ended December 31, 1994

                                    Fund A    Fund B      Fund C      Fund D      Fund E      Fund F     Loans      Total
                                    ------    ------      ------      ------      ------      ------     -----      -----

Additions to net assets
  attributed to:
  Net appreciation (depreciation)
    in fair value of investments  $ 707,133    (48,807)  (151,412)   (93,868)    (17,253)        -         -        395,793
  Interest and dividends             15,671     37,867    140,317     50,927      17,950      19,236     6,968      288,936
  Interfund transfers               (39,571)   (80,094)   (34,717)   (44,318)    (10,171)    214,024    (5,153)        -
  Employer contributions (note 2)   370,448        -          -          -           -           -         -        370,448
  Associates contributions
    (note 2)                      1,377,335    752,781    489,147    328,781     220,518     554,976       -      3,723,538
  Loan repayments                     5,672      1,242      1,196        420         197         294    (9,021)        -
                                  ---------  ---------    -------    -------   ---------     -------     -----   ----------
   Total additions (deductions)   2,436,688    662,989    444,531    241,942     211,241     788,530    (7,206)   4,778,715
                                  ---------  ---------    -------    -------   ---------     -------    ------   ----------
Deductions from net assets
  attributed to:
  Distributions to associates      (735,128)   (61,970)   (61,249)   (84,024)     (2,551)   (289,289)  (19,705)  (1,253,916)
  Loans to participants             (25,240)   (12,191)    (4,963)    (2,169)     (1,730)       (737)   47,030         -
  Participant loan expenses             -          -          -          -            -          -        (886)        (886)
                                  ---------  ---------    -------    -------   ---------     -------    ------   -----------
    Total (deductions) additions   (760,368)   (74,161)   (66,212)   (86,193)     (4,281)   (290,026)   26,439   (1,254,802)
                                  ---------  ---------    -------    -------   ---------     -------    ------   -----------
    Net increase                  1,676,320    588,828    378,319    155,749     206,960     498,504    19,233    3,523,913

Net assets available for
  participants:
  Beginning of year              18,977,801    652,267    594,668    443,460     252,624     298,885    94,183   21,313,888
                                 ----------  ---------    -------    -------     -------     -------   -------   ----------
  End of year                 $  20,654,121  1,241,095    972,987    599,209     459,584     797,389   113,416   24,837,801
                                 ----------  ---------    -------    -------     -------     -------   -------   ----------
                                 ----------  ---------    -------    -------     -------     -------   -------   ----------

See accompanying notes to financial statements.


                              CERNER CORPORATION
                          FOUNDATIONS RETIREMENT PLAN

          Statement of Changes in Net Assets Available for Participants

                          Year ended December 31, 1993
                                                                                             Money
                              Fund A     Fund B    Fund C    Fund D    Fund E    Fund F    market fund     Loans     Total
                              ------     ------    ------    ------    ------    ------    -----------     -----     -----

Additions to net assets
  attributed to:
  Net appreciation
    (depreciation) in fair
    value of investments  $ 6,882,059    69,851   (22,563)  (22,534)    8,865       -            -            -      6,915,678
  Interest and dividends        1,281    16,580    61,483    44,787     4,965     21,219        8,870       1,587      160,772
  Interfund transfers         198,376   321,571   313,889   218,396   129,786    279,011   (1,459,993)     (1,036)       -
  Employer contributions
    (note 2)                  278,822      -         -         -         -          -            -            -        278,822
  Associates contributions
    (note 2)                  973,165   260,261   264,220   216,918   127,139    104,672      301,975         -      2,248,350
  Loan repayments               1,129       301       334        74        66       -            -         (1,904)       -
                           ----------   -------   -------   -------   -------    -------    ---------      ------   ----------
  Total additions
    (deductions)            8,334,832   668,564   617,363   457,641   270,821    404,902   (1,149,148)     (1,353)   9,603,622
                           ----------   -------   -------   -------   -------    -------    ---------      ------   ----------

Deductions from net assets
  attributed to:
  Distributions to
    associates               (778,012)  (10,608)  (12,878)  (10,407)  (16,693)  (106,017)     (13,569)         -      (948,184)
  Loans to participants       (75,303)   (5,689)   (9,817)   (3,774)   (1,504)      -             -        96,087        -
  Participant loan expenses      -         -         -         -         -          -             -          (551)        (551)
                           ----------   -------   -------   -------   -------   --------    ----------     ------    ---------
       Total (deductions)
         additions           (853,315)  (16,297)  (22,695)  (14,181)  (18,197)  (106,017)     (13,569)     95,536     (948,735)
                           ----------   -------   -------   -------   -------   --------    ----------     ------    ----------
       Net increase
         (decrease)         7,481,517   652,267   594,668   443,460   252,624    298,885   (1,162,717)     94,183    8,654,887

Net assets available for
  participants:
  Beginning of year        11,496,284      -         -         -         -          -       1,162,717        -      12,659,001
                           ----------   -------   -------   -------   -------    -------    ---------      ------   ----------
  End of year             $18,977,801   652,267   594,668   443,460   252,624    298,885        -          94,183   21,313,888
                           ----------   -------   -------   -------   -------    -------    ---------      ------   ----------

See accompanying notes to financial statements.


                         CERNER CORPORATION
                    FOUNDATIONS RETIREMENT PLAN

                   Notes to Financial Statements

                    December 31, 1994 and 1993

(1)   Summary of Significant Accounting Policies

General
- -------

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
The Plan was adopted by the Board of Directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

Basis of Presentation
- ---------------------

The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

Expenses
- --------

All costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

Investments
- -----------

The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges.

Loans to Participants
- ---------------------

At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

(2)   Contributions

Participating associates may elect to make pretax contributions from 1% to 15% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into six different investment funds. These funds include Fund A (limited to investments in the common stock of the Company), Fund B (Twentieth Century Ultra Investors), Fund C (Twentieth Century Growth Investors), Fund D (Twentieth Century Select Investors), Fund E (Twentieth Century Balanced Investors) and Fund F (Capital Preservation Trust which primarily invests in short term investments and guaranteed insurance contracts). The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Fund A.

(3)   Distributions

Upon normal retirement, retirement for permanent disability or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after three years of service and 20% for each additional year of service until a participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro-rata basis according to individual participant annual earnings.

Participants receive distributions from Fund A in shares of the Company's common stock except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1994 and 1993, 17,109 shares and 29,423 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

(4)   Tax Status

The Plan received a favorable determination letter dated
August 21, 1989 from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Schedule 1

                           CERNER CORPORATION
                       FOUNDATIONS RETIREMENT PLAN

     Item 27A - Schedule of Assets Held for Investment Purposes

                            December 31, 1994

      Asset                 Description                        Cost          Fair value
      -----                 -----------                        ----          ----------
Cerner Corporation     465,328 shares of common stock      $5,386,712    20,537,010
Twentieth Century      Ultra Investors Mutual Fund,
                         61,004.17 shares                   1,225,295     1,217,033
Twentieth Century      Growth Investors Mutual Fund,
                         51,003.23 shares                   1,122,353       955,800
Twentieth Century      Select Investors Mutual Fund,
                         17,791.46 shares                     683,551       588,897
Twentieth Century      Balanced Investors Mutual Fund,
                         29,646.96 shares                     463,210       452,709
Bankers Trust Capital
  Preservation Trust   791,660 units of participation
                         in a pooled fund                     791,660       791,660
Loans to participants  Loans to participants (bearing
                         interest from 7% to 10%)             112,486       112,486
                                                             --------    ----------
                                                           $9,785,267    24,655,595
                                                            ---------    ----------
                                                            ---------    ----------
See accompanying independent auditors' report.


Schedule 2

                                 CERNER CORPORATION
                             FOUNDATIONS RETIREMENT PLAN

                         Schedule of Reportable Transactions

                             Year ended December 31, 1994

                                                                          Fair       Net
                       Number of     Purchase     Selling     Cost of   value of    gain
                     transactions      price       price       asset     asset     (loss)
                     ------------    --------     -------   ---------   ---------   ------
Cerner Corporation
  common stock
  (65,912 shares)      Various     $ 2,325,310       -      2,325,310   2,325,310     -


In addition, the Plan distributed 17,109 shares of Cerner Corporation common stock with a cost of $50,165 to withdrawing participants and sold 16,661 shares of Cerner Corporation common stock with a cost of $151,131 during the year ended December 31, 1994.

Transactions involving Cerner Corporation common stock are party-in-interest transactions.

NOTES:

A reportable transaction is defined by the Department of Labor as:

* A single transaction in excess of 5% of the fair value of Plan assets.

* A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

* A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

* Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended
December 31, 1994.

See accompanying independent auditors' report.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Cerner Corporation Foundations Retirement Plan
                             ----------------------------------------------
                                             (Name of Plan)

Date:    July 12, 1995                    /s/Maureen M. Evans
         ---------------------            -----------------------------

                                             Maureen M. Evans
                                          -----------------------------

                                          Title:  Administrator
                                                -----------------------

/s/John M. Reedy                          /s/Clifford W. Illig
- ------------------------------            -----------------------------

   John M. Reedy                             Clifford W. Illig
- ------------------------------            -----------------------------

Title:  Administrator                     Title:  Administrator
      ------------------------                  -----------------------